UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission File Number 113928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC – U.S.A. Retirement and Savings Plan

60 South Sixth Street, RBC Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada

(State or other jurisdiction of) Identification No.)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5

(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC U.S.A. Retirement

and Savings Plan

Financial Statements as of December 31, 2010 and

2009, and for the Year Ended December 31, 2010,

Supplemental Schedules as of and for the

Year Ended December 31, 2010, and Report of

Independent Registered Public Accounting Firm

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

RBC U.S.A. Retirement and Savings Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the RBC U.S.A. Retirement and Savings Plan (the ”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) delinquent participant contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte and Touche

June 15, 2011

Minneapolis, Minnesota

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Investments — at fair value:
Employer stock fund — Royal Bank of Canada	$382,906,560	$404,410,975
Common collective trusts:
Fidelity Managed Income Portfolio II	182,925,972	185,859,936
US Equity Index Commingled Pool	85,231,331	72,852,759
Mutual funds:
Van Kampen Comstock Fund	77,646,062	70,640,504
Growth Fund of America	147,633,419	136,328,838
American Balanced Fund	118,647,479	109,645,320
Fidelity US Bond Index Fund	85,524,931	76,031,995
American Euro-Pacific Growth Fund	137,685,841	129,692,464
RBC SmidCap Fund Growth	41,051,674	30,507,277
Artisan Mid Cap Value	52,980,902	45,116,039
Alliance Bernstein 2000	1,563,105	866,076
Alliance Bernstein 2005	828,210	676,015
Alliance Bernstein 2010	1,835,686	1,386,763
Alliance Bernstein 2015	4,655,904	3,037,464
Alliance Bernstein 2020	6,825,890	4,069,591
Alliance Bernstein 2025	8,206,552	4,668,188
Alliance Bernstein 2030	6,571,295	3,849,665
Alliance Bernstein 2035	6,855,213	4,258,612
Alliance Bernstein 2040	6,553,088	4,051,898
Alliance Bernstein 2045	4,052,511	2,313,421
Alliance Bernstein 2050	2,734,776	1,412,036
Alliance Bernstein 2055	713,833	664,607
Third Avenue Small Cap Value	48,068,235	42,386,398
Fidelity BrokerageLink	34,234,865	27,820,013
Blackrock Global Alloc I	12,241,886
T Rowe Price Equity Income	6,199,631
T Rowe Price Mid Cap Growth	18,895,719	3,578,286
Van Kampen Small Cap Growth I	63,347,398	50,954,495

Total investments	1,546,617,968	1,417,079,635

Cash	230,797	5,175

Receivables:
Notes receivable from participants	24,737,002	22,343,573
Employer matching fixed contribution	1,691,872	2,697,200

Total receivables	26,428,874	25,040,773

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	1,573,277,639	1,442,125,583

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INDIRECT FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,806,270)	2,335,160

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,571,471,369	$1,444,460,743

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

INVESTMENT INCOME:
Interest and dividends	$34,279,488
Net realized and unrealized appreciation in fair value of investments (Note 3)	95,671,923

Total investment income	129,951,411

CONTRIBUTIONS:
Participant	83,300,268
Participant rollover	10,676,287
Employer — fixed matching — net of forfeitures of $2,800,631	38,904,803

Total contributions	132,881,358

DEDUCTIONS:
Benefits paid to participants	(135,721,273)
Administrative fees paid by participants	(100,870)

Total deductions	(135,822,143)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	127,010,626

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,444,460,743

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,571,471,369

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Liberty Insurance, RBC Capital Markets, the U.S. office of Royal Bank of Canada, and RBC Bank USA (the “RBC Companies”) in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (the “Code”).

Eligibility — Employees may make pretax and after-tax contributions to the Plan when hired. All employees are eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who were at least age 50 may also elect to make additional pretax and/or Roth 401(k) catch-up contributions up to 25% of compensation. Catch-up contributions were subject to an annual limit of $5,500 under Internal Revenue Service regulations during 2010. Employees may also contribute to the Plan by making rollover contributions, which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that is equal to one dollar for every dollar of a participant’s pretax contribution or after tax Roth 401(k) contribution, up to a maximum of 6% of compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution. If no investment elections are in place, the contribution is allocated to the appropriate Alliance Bernstein Target Date fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment. Additionally, employees may request a refund of an automatically enrolled amount if they make that request within 90 days of the initial contribution and the related company match would be forfeited.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. Starting February 1, 2009, RBC Wealth Management financial consultants, branch directors, and complex directors are not eligible for fixed matching contributions. Starting March 1, 2009, RBC Wealth Management regional directors are not eligible for fixed matching contributions. Prior to February 1, 2009, RBC Wealth Management financial consultants were limited to a fixed match of $1,500. After-tax contributions (excluding Roth 401(k)) and catch-up contributions are not eligible for company-matching contributions.

The Employee Stock Option Plan (ESOP) is funded solely with contributions made by the RBC Companies. The RBC Companies have had the sole and exclusive discretion as to the amounts contributed, if any, and whether such amounts would be contributed in the form of cash, Royal Bank of Canada (RBC) common shares, or in a combination of cash and RBC common shares. There have been no performance formulas or measures included in making such a determination. As of January 1, 2010, the ESOP feature of the Plan has been frozen. No future contributions will be made to the ESOP by the RBC Companies.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan’s 28 investment options, including the Brokerage Link investment option. The Brokerage Link investment is a self-directed mutual fund brokerage account, which participants may choose to invest in a variety of eligible mutual funds. Investment elections may be changed by the participant daily.

Participants may change the investment of accounts or portions of accounts, including the RBC common stock dividends, from the RBC Stock Fund into one or more other investment funds.

Investments — The various investment options available to the participants include the Royal Bank of Canada Stock Fund, domestic large-cap equity funds, an international equity fund, small-cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, lifestyle funds, and BrokerageLink, a self-directed brokerage account that allows participants to choose other mutual funds in which to invest.

Vesting — Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the employer matching contributions and ESOP contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability or if the Plan is terminated.

Forfeitures — Upon a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $2,800,631 were used to reduce RBC Companies’ contributions for the plan year ended December 31, 2010. Forfeiture account balances were $3,940,632 and $2,498,602 at December 31, 2010 and 2009, respectively.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Loans to Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate, plus 1% at the time of the loan. Current interest on loans ranges from 4% to 10.5% and loans are due at various dates through 2032. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant’s account.

Payment of Benefits — On termination of employment, participants may generally request a lump-sum distribution of the employee pretax and after-tax contributions account balances. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions (including Roth 401(k)) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59 1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out in 2010, and included in benefits paid to participants, was $1,581,748.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions —Participant and RBC Companies’ matching contributions are recorded in the period the employer makes the payroll deduction. Employer match contributions which are earned but not yet paid are recorded as a receivable. Participant accounts are credited for the match contributions in the following year when the cash is received by the Plan.

Benefits Paid to Participants — Benefits are recorded when paid.

Investments — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. The Company’s Employer stock fund is valued based on the underlying assets as shown in Note 3. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II (the “Portfolio”) is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The fund may invest in fixed-interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. Fair value of the Portfolio is the NAV of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

In accordance with GAAP, the Portfolio, is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statement of changes in net assets available for benefits is presented on a contract-value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses — Administrative expenses are paid by the Plan Sponsor as provided in the second amendment to the Trust Agreement between Fidelity Management Trust Company and the Plan Sponsor. These expenses were approximately $154,148 during 2010. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund (which invests in RBC shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

New Accounting Guidance —In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance, plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.	INVESTMENTS

Investments as of December 31, 2010 and 2009, that represent 5% or more of the Plan’s net assets available for plan benefits at fair value are as follows:

	2010	2009

Royal Bank of Canada Stock Fund*	$374,809,391	$398,202,376
Fidelity Managed Income Portfolio II*	182,925,972	185,859,936
Growth Fund of America	147,633,419	136,328,838
American Euro-Pacific Growth Fund	137,685,841	129,692,464
American Balance Fund	118,647,479	109,645,320
Fidelity US Bond Index Fund*	85,524,931	76,031,995
US Equity Index Commingled Pool*	85,231,331	72,852,759

*	Known to be a party-in-interest

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $95,671,923 as follows:

Mutual funds	$91,573,348
Common collective trusts	11,003,047
Employer stock funds	(6,904,472)

Net appreciation in fair value of investments	$95,671,923

A summary of components of the employer stock funds, at December 31, 2010 and 2009, is as follows:

	2010	2009

Royal Bank of Canada Stock Fund:
Royal Bank of Canada common stock	$374,844,314	$398,202,376
Fidelity institutional cash money market funds	8,062,246	6,208,599

Total	$382,906,560	$404,410,975

An ESOP is a component of the Plan. Contributions to the ESOP are non-participant-directed investments as all contributions to the ESOP are made into the RBC Stock Fund. However, participants are able to immediately diversify the investment from the RBC Stock Fund to any of the other Plan investment options. The change in net assets of the non-participant directed ESOP investments for the year ended December 31, 2010, is as follows:

Non-participant-directed portion of RBC Retirement and Savings Plan investments — changes in net assets:
Net depreciation in fair value of investments	$(91,108)
Interest and dividends	367,994
Employer contributions	(45,431)
Benefits paid to participants	(816,304)
Transfers to other investments	(69,230)

Net decrease	(654,079)

Non-participant directed portion of RBC Retirement and Savings Plan investments as of December 31, 2009	11,408,016

Non-participant directed portion of RBC Retirement and Savings Plan investments as of December 31, 2010	$10,753,937

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held 7,158,074 and 7,435,962 shares, respectively, of common stock of the Royal Bank of Canada, the Parent of the RBC Companies, with a cost basis of $194,226,208 and $181,036,036, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of $13,997,203 from the Royal Bank of Canada Stock Fund. These transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

2010
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — financial services	$382,906,560	$	$	$382,906,560

Total common stocks	382,906,560			382,906,560

Mutual funds:
Large-cap value	83,845,693			83,845,693
Large-cap growth	266,280,898			266,280,898
Fixed-income funds	85,524,931			85,524,931
Large-cap blend	137,685,841			137,685,841
Mid-cap growth	59,947,393			59,947,393
Mid-cap value	52,980,902			52,980,902
Small-cap growth	63,347,398			63,347,398
Small-cap value	48,068,235			48,068,235
Other mutual funds	97,872,814			97,872,814

Total mutual funds	895,554,105			895,554,105

Common collective trusts		85,231,331		85,231,331

Stable value fund		182,925,972		182,925,972

Total	$1,278,460,665	$268,157,303	$	$1,546,617,968

2009
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — financial services	$404,410,975	$	$	$404,410,975

Total common stocks	404,410,975			404,410,975

Mutual funds:
Large-cap value	180,285,824			180,285,824
Large-cap growth	136,328,838			136,328,838
Fixed-income funds	76,031,995			76,031,995
Large-cap blend	160,946,800			160,946,800
Mid-cap growth	30,507,277			30,507,277
Mid-cap value	45,116,039			45,116,039
Mid-cap growth	3,578,286			3,578,286
Small-cap growth	50,954,495			50,954,495
Small-cap value	42,386,398			42,386,398
Other mutual funds	27,820,013			27,820,013

Total mutual funds	753,955,965			753,955,965

Common collective trusts		72,852,759		72,852,759

Stable value fund		185,859,936		185,859,936

Total	$1,158,366,940	$258,712,695	$	$1,417,079,635

Following is a description of the valuation methodologies use of assets measure at fair value. There have been no changes in the methodologies used at December 31, 2010.

Mutual Funds — Valued at the NAV of shares held by the plan at year-end.

Common Stock — The Company’s common stock fund, held in a unitized common stock fund, is valued based on the underlying assets as shown in Footnote 3.

Common Collective Funds — Based on the contractual terms of the underlying Guaranteed Investment Contracts (GIC); provides a daily rate of per-share income earned for income accretion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial interments could result in a different fair value measurement at the reporting date.

7.	NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2010. The Fidelity Managed Income Portfolio II stable value fund is valued using the NAV per share. The funds fair value as of December 31, 2010 and 2009, is $182,925,972 and $185,859,936, respectively. The redemption frequency is immediate and there is not a redemption notice period. The fund invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed-income securities, such as U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, and money market funds to provide daily liquidity.

8.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the RBC Companies by a letter dated March 16, 2005, that the Plan was designed in accordance with the applicable regulations of the Code requirements. The Plan has been amended since receiving the determination letter and an application for an updated letter has been submitted. However, the RBC Companies and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

2010
Net assets available for benefits per financial statements	$1,571,471,369
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,806,270
Adjustment for deemed distributed participant loans	(40,174)

Net assets available for benefits, per Form 5500	$1,573,237,465

2009
Net assets available for benefits per financial statements	$1,444,460,743
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,335,160)
Adjustment for deemed distributed participant loans	(7,130)

Net assets available for benefits, per Form 5500	$1,442,118,453

The following is a reconciliation of the increase in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2010 and 2009:

2010
Increase in net assets per financial statements	$127,010,626
Add change in difference between contract value and fair value for fully benefit-responsive investment contracts	4,141,430
Less change in deemed distributed participant loans	(33,044)

Net income per Form 5500	$131,119,012

2009
Increase in net assets per financial statements	$394,285,583
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,335,160)
Adjustment for deemed distributed participant loans	(7,130)

Net income per Form 5500	$391,943,293

10.	SUBSEQUENT EVENTS

The Royal Bank of Canada divested RBC Liberty Insurance as of April 29, 2011. As part of the divestiture, any unvested employer match amounts in RBC Insurance participants’ accounts were fully vested as of April 29, 2011.

RBC entered into an agreement to sell RBC Bank USA to PNC Financial Services Group with an expected close to occur in March 2012. The impact on the Plan’s financial statements upon closing cannot be determined.

* * * * * *

SUPPLEMENTAL SCHEDULES

FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)

FOR THE YEAR ENDED DECEMBER 31, 2010

Identity of Issues,
Borrower, Lessor,		Current
or Similar Party	Description of Investment	Value

Royal Bank of Canada*	Royal Bank of Canada Stock Fund:
	Royal Bank of Canada Common Stock (cost $202,466,694)	$374,844,314
	Fidelity Institutional Cash Money Market Fund	8,062,246
Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II	182,925,972
Invesco Advisers, Inc.	Invesco Van Kampen Comstock Fund	77,646,062
Capital Research & Management Company	Growth Fund of America	147,633,419
Capital Research & Management Company	American Balanced Fund	118,647,479
Fidelity Management Trust Co.*	US Equity Index Commingled Pool	85,231,331
T. Rowe Price Associates, Inc.	T. Rowe Price Mid Cap Growth	18,895,719
Fidelity Management Trust Co.*	Fidelity US Bond Index Fund	85,524,931
Invesco Advisers, Inc.	Invesco Van Kampen Small Cap Gr	63,347,398
Capital Research & Management Company	American Euro-Pacific Growth Fund	137,685,841
RBC Global Asset Management (U.S.) Inc.*	RBC SMID Cap Growth I	41,051,674
Artisan Partners Limited Partnership	Artisan Mid Cap Value Fund	52,980,902
Third Avenue Management LLC	Third Avenue Small Cap Value	48,068,235
BlackRock Advisors LLC	BlackRock Global Allocation	12,241,886
T. Rowe Price Associates, Inc.	T. Rowe Price Equity Income	6,199,631
AllianceBernstein L.P.	Alliance Bernstein 2000	1,563,105
AllianceBernstein L.P.	Alliance Bernstein 2005	828,210
AllianceBernstein L.P.	Alliance Bernstein 2010	1,835,686
AllianceBernstein L.P.	Alliance Bernstein 2015	4,655,904
AllianceBernstein L.P.	Alliance Bernstein 2020	6,825,890
AllianceBernstein L.P.	Alliance Bernstein 2025	8,206,552
AllianceBernstein L.P.	Alliance Bernstein 2030	6,571,295
AllianceBernstein L.P.	Alliance Bernstein 2035	6,855,213
AllianceBernstein L.P.	Alliance Bernstein 2040	6,553,088
AllianceBernstein L.P.	Alliance Bernstein 2045	4,052,511
AllianceBernstein L.P.	Alliance Bernstein 2050	2,734,776
AllianceBernstein L.P.	Alliance Bernstein 2055	713,833
Fidelity Management Trust Co.*	Fidelity BrokerageLink	34,234,865
Participant loans*	Interest rates of 4.0% to 10.5% due at various dates through 2032	24,737,002

Total investments		$1,571,354,970

*	Known to be a party-in-interest

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

Question 4a “Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to Plan,
Identity of Party	Employer, or Other
Involved	Party-in-Interest	Description of Transactions	Amount

RBC	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. A June 2010 participant contribution was deposited on July 14, 2010	$2,262

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 21, 2011
(Registrant/Issuer)

/s/ Steven Decicco
Steven Decicco
Chief Financial Officer

/s/ Ndikum Chi
Ndikum Chi
Manager, Payroll, Funding, and Internal Controls

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 of Royal Bank of Canada on Form S-8 of our report dated June 15, 2011, appearing in this Annual Report on Form 11-K of RBC U.S.A. Retirement and Savings Plan for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

June 21, 2011